EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
June 30, 2006

Income before provision for income taxes and fixed charges (Note A)	$75,560,099

Fixed charges:
Interest on first mortgage bonds and secured debt	$7,597,239
Amortization of debt discount and expense less premium	1,982,427
Interest on short-term debt	1,337,417
Interest on unsecured long-term debt	14,608,231
Interest on note payable to securitization trust	4,250,000
Other interest	905,573
Rental expense representative of an interest factor (Note B)	58,142

Total fixed charges	30,739,029

Ratio of earnings to fixed charges	2.46x

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).